SD 3-22-04

VF 3-10-04

04003584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 158 SECTION

| SEC FILE NUMBER |
|---|
| 8-28549 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UVEST Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College Street, 21st Floor
(No. and Street)

| Charlotte | NC | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele E. Falconer 704-602-4317
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

| 201 S. College Street, Suite 2500 | Charlotte | NC | 28244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SW

## OATH OR AFFIRMATION

I, John H. Robison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UVEST Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public My Commission Expires March 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UVEST Financial Services Group, Inc.

## Table of Contents

Report of Independent Certified Public Accountants ..... 1

Statement of Financial Condition ..... 2

Notes to Statement of Financial Condition ..... 3-6

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
UVEST Financial Services Group, Inc.:

We have audited the accompanying statement of financial condition of **UVEST Financial Services Group, Inc.** (the Company) (a North Carolina corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Charlotte, North Carolina
February 5, 2004

201 S. College Street
Suite 2500
Charlotte, NC 28244
**T** 704.632.3500
**F** 704.334.7701
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

# UVEST Financial Services Group, Inc.

## Statement of Financial Condition
## As of December 31, 2003

### Assets

| | |
|---|---|
| **Cash and cash equivalents** | $10,050,538 |
| **Receivables** | 365,258 |
| **Furniture and equipment, net of accumulated depreciation of $992,413 (Note A)** | 614,622 |
| **Other assets (Note A)** | 353,864 |
| | $11,384,282 |

### Liabilities and Shareholders' Equity

| | |
|---|---|
| **Liabilities:** | |
| Commissions payable | $ 4,737,095 |
| Accounts payable | 168,624 |
| Capital lease obligation | 186,851 |
| Other accrued expenses | 1,761,279 |
| Total liabilities | 6,853,849 |
| **Commitments and contingencies (Note C)** | |
| **Shareholders' equity (Note B):** | |
| Class A voting common stock | 8,587 |
| Additional paid-in-capital | 205,064 |
| Retained earnings | 4,316,782 |
| Total shareholders' equity | 4,530,433 |
| | $11,384,282 |

The accompanying notes are an integral part of this financial statement.

## Note A - Organization and Summary of Significant Accounting Policies

### Nature of Business

UVEST Financial Services Group, Inc., a North Carolina corporation (UVEST or the Company), is a registered broker-dealer that provides full-service and discount brokerage services to customers referred to the Company through arrangements with financial institutions located throughout the United States of America.

### Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

### Furniture and Equipment

Furniture and equipment is stated at cost and depreciated over its estimated useful life of three to ten years using principally an accelerated method. Additions to furniture and equipment and major improvements or replacements are capitalized. Maintenance and repair costs, which do not improve or extend the useful lives of fixed assets, are charged to expense when incurred. The Company holds capital leases for furniture and equipment, the value of which totaled approximately $187,000 at December 31, 2003.

### Other Assets

Other assets include approximately $61,000 as of December 31, 2003, in receivables from employees related to the excess of cumulative premiums paid over the cash surrender values of split dollar life insurance policies. In accordance with the terms of contracts with the employees, all premiums paid by the Company are to be reimbursed by the employees in the event of the death of the employee or termination of the policies. The receivables are secured by employees' assignments of the policies to the Company.

### Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As such, shareholders of the Company will report all income or losses of the Company on their individual tax returns. Accordingly, the Company does not provide for income taxes or tax liabilities in its financial statements.

### Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Impairment of Long-lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." (SFAS No. 144). In accordance with SFAS No. 144, long-lived assets to be held, and intangible assets with definite lives, are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred by assessing their net realizable values based on estimated undiscounted cash flows over the remaining useful lives. The Company believes that no impairment exists as of December 31, 2003.

## Note B - Shareholders' Equity

The Class A voting common stock has par value of $0.01 per share. As of December 31, 2003; 1,200,000 shares were authorized and 858,650 were issued and outstanding.

## Note C - Commitments and Contingencies

### Leases

The Company leases office space, recording, computer and other equipment under noncancelable operating and capital leases that expire through 2010. The Company's lease for office space includes an escalation clause of 2.75% per year and a five-year renewal option at the end of 2010.

Minimum payments, by year and in the aggregate, as of December 31, 2003, were as follows:

| Year-end December 31 | Operating Leases | Capital Leases | Total |
|---|---|---|---|
| 2004 | $ 331,870 | $109,313 | $ 441,183 |
| 2005 | 386,822 | 74,772 | 461,594 |
| 2006 | 397,460 | 7,263 | 404,723 |
| 2007 | 408,390 | 6,658 | 415,048 |
| 2008 | 419,621 | 0 | 419,621 |
| Thereafter | 874,179 | 0 | 874,179 |
| Total payments | 2,818,342 | 198,006 | 3,016,348 |
| Less – Interest | 0 | 11,155 | 11,155 |
| Total minimum lease payments | $2,818,342 | $186,851 | $3,005,193 |

### Litigation

The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

## Note D - Deferred Consulting Agreement

In April 1992, the Company entered into a consulting and deferred compensation agreement with its Chairman. The agreement provides for monthly payments of approximately $8,000 to begin when the Chairman retires from his full-time position and begins providing business counsel and consulting services to the Company. Effective January 2004, the Chairman elected to retire from his full-time position and begin providing the related business counsel and consulting services. It is assumed that the compensation called for by this agreement will represent the fair market value of the services to be provided. Such payments, once commenced, will continue until the Chairman's death or the death of his surviving spouse. If the spouse does not survive the Chairman, the Company's obligations will cease upon his death. At December 31, 2003, approximately $96,000 had been accrued relating to this contingent liability.

## Note E - Benefit Plans

The UFSG Retirement Plan (the Plan), which is available to qualified employees of the Company, is a defined contribution plan and provides for matching contributions at the discretion of the Company. Contributions for the current year totaled approximately $92,000.

The Management Stock Bonus Plan (the MSB Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. The MSB Plan provides participants the opportunity to purchase available shares of the Company's stock at the book value of common shareholders' equity as of the previous fiscal year-end. Shares are made available for purchase under the MSB Plan at the discretion of the Board of Directors. Sale, transfer or other exchange of shares issued under the MSB Plan is restricted for five years after the date of issuance, with the restriction reduced on each anniversary date of issuance by 20%. During the year ended December 31, 2003, no shares were made available or issued under the MSB Plan.

The UVEST Financial Services Group, Inc. Phantom Stock Plan (the Phantom Stock Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. Under the Phantom Stock Plan, participants may be awarded phantom stock units, which the Company values using a formula based on revenue and net income. Participants may eventually receive cash payments in the amount by which the value of the units at the maturity date exceeds the initial value at the time the units were awarded. The maturity date for each phantom stock unit granted is ten years from the issuance date with a five-year vesting period.

The Company accounts for the Phantom Stock Plan grants in accordance with FASB Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," which requires interim recognition of the amount of compensation inherent in each grant.

## Note F - Related-party Transactions

The Company has agreed to provide accounting, payroll processing, computer support and rent for UVEST Mortgage Services, LLC, a related-party through common ownership. As of December 31, 2003, approximately $56,000 was due to the Company from UVEST Mortgage Services, LLC.

During the year ended December 31, 2003, an officer of the Company repaid a loan in the amount of $150,000.